Brian F. Leaf

T: +1 703 456 8053

bleaf@cooley.com

VIA EDGAR

September 29, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:	Jenn Do
Christine Torney

Re:	Inovio Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2021
Filed March 1, 2022
File No. 001-14888

Dear Ms. Do and Ms. Torney:

On behalf of our client, Inovio Pharmaceuticals, Inc. (the “Company”), we are responding to the comment from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 15, 2022 (the “Comment Letter”), relating to the above referenced Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”). In response to the comments contained in the Comment Letter (the “Comments”), we are submitting this response letter on behalf of the Company.

Set forth below are the Company’s responses to the Comments. For your convenience, the Comments are reprinted below in italics, followed by the Company’s response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development, page 63

1.

Research and development appears to be a significant aspect of your business. On page 8 you name key research and development projects that are underway including several indications that have reached Phase III clinical trials. Please provide us with the following information about your most significant product candidates to be included in your next Form 10-Q:

•

Considering disclosures about the reasons for the increase in research and development costs from one period to the next period at page 63 of the December 31, 2021 Form 10-K, please provide a breakdown of your research & development expenses by product candidates for each period presented. To the extent that this is not possible, please disclose that fact, and provide a breakdown by functional expense.

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September 29, 2022

Page Two

•	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and

•	List the significant patents associated with the product candidate and their expiration dates as well as other information about the exclusivity period related to the project.

In response to the Staff’s comment in the first bullet above, the Company proposes to add in its future filings, beginning with the Form 10-Q for the quarter ending September 30, 2022, disclosure consistent with the proposed disclosure set forth on Annex A to this letter. The Company anticipates that the proposed disclosure would be included in Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations under the caption “Results of Operations—Research and Development Expenses.”

In response to the Staff’s comment in the second bullet above, the Company advises the Staff that current liquidity will not be sufficient to complete the clinical development of any of the Company’s product candidates and that additional financing will be required. In future filings the Company will add disclosure under the caption “Liquidity and Capital Resources” to clarify this need for additional capital in order to complete clinical development and seek regulatory approval for any of its product candidates.

In response to the Staff’s comment in the third bullet above, the Company respectfully advises the Staff that it believes that disclosure of its significant patents would be more appropriate in Part I, Item 1 of its Annual Report on Form 10-K under the caption “Business—Intellectual Property,” as required by Item 101(c)(1)(iii)(B) of Regulation S-K. Accordingly, in response to the Staff’s comment, the Company proposes to include in future annual reports, beginning with the Annual Report on Form 10-K for the year ending December 31, 2022 (the “2022 Form 10-K”), disclosure with respect to its lead product candidates as of the filing of the 2022 Form 10-K that is consistent with the proposed disclosure set forth on Annex B to this letter.

* * * *

Please direct any questions or further comments concerning the 2021 Form 10-K or this response letter to either the undersigned at (703) 456-8053 or Andrew Durand at (202) 776-2069.

Sincerely,
/s/ Brian F. Leaf
Brian F. Leaf
cc:	Peter Kies, Inovio Pharmaceuticals, Inc.

Robert Crotty, Inovio Pharmaceuticals, Inc.

Jeffrey Libson, Cooley LLP

Andrew Durand, Cooley LLP

Cooley LLP    Reston Town Center    11951 Freedom Drive    14th Floor    Reston, VA    20190-5656

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September 29, 2022

Page Three

ANNEX A

Research and development expenses consist of expenses incurred in performing research and development activities, including compensation and benefits for full-time research and development employees, facilities expenses, overhead expenses, cost of laboratory supplies, clinical trial and related clinical manufacturing expenses, fees paid to contract research organizations and other consultants, and outside expenses. We utilize a labor reporting system to record employee compensation on a project-by-project basis. Unallocated research and development expenses include engineering and device-related expenses that are not allocable to a specific project, as well as stock-based compensation, other employee-related expenses that are not related to a specific project, and facilities and depreciation expenses.

Research and development costs are expensed as incurred. Non-refundable advance payments for goods or services to be received in the future for use in research and development activities are deferred and capitalized. The capitalized amounts are expensed as the related goods are delivered or the services are performed.

The following tables summarize our research and development expense by product candidate for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Increase/(Decrease)
(dollars in thousands)	2022	2021
INO-4800	$	$	$	%
VGX-3100
INO-3107
Other infectious disease programs (INO-4700, INO-4500, INO-4201)
Other Immuno-oncology programs (INO-5401, INO-5151)
dMAb and other programs
Engineering and device-related expenses
Stock-based compensation
Other unallocated expenses

Research and development expense	$	$	$	%

	Nine Months Ended September 30,		Increase/(Decrease)
(dollars in thousands)	2022	2021
INO-4800	$	$	$	%
VGX-3100
INO-3107
Other infectious disease programs (INO-4700, INO-4500, INO-4201)
Other Immuno-oncology programs (INO-5401, INO-5151)
dMAb and other programs
Engineering and device-related expenses
Stock-based compensation
Other unallocated expenses

Research and development expense	$	$	$	%

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September 29, 2022

Page Four

ANNEX B

As of December 31, 2022, our patent portfolio included approximately [•] issued U.S. patents and approximately [•] U.S. patent applications as well as over [•] issued foreign counterpart patents and over [•] counterpart foreign patent applications. These are comprised, in part, of:

•

approximately [•] issued U.S. patents and approximately [•] U.S. patent applications, as well as over [•] issued foreign counterpart patents and over [•] counterpart foreign patent applications, directed to [identify specific product candidate];

•

approximately [•] issued U.S. patents and approximately [•] U.S. patent applications, as well as over [•] issued foreign counterpart patents and over [•] counterpart foreign patent applications, directed to our other earlier-stage product candidates; and

•

approximately [•] issued U.S. patents and approximately [•] U.S. patent applications, as well as over [•] issued foreign counterpart patents and over [•] counterpart foreign patent applications, directed to our device delivery systems.

Our issued patents directed to [specific product candidate] expire between about [•] and [•] and our pending patent applications, if issued, would expire between about [•] and [•]. Our issued patents directed to our other product candidates expire between about [•] and [•] and our pending patent applications, if issued, would expire between about [•] and [•]. Our issued patents directed to our device delivery systems expire between about [•] and [•] and our pending patent applications, if issued, would expire between about [•] and [•].

Individual patent terms extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. In most countries in which we file patent applications, including the United States, the patent term is 20 years from the date of filing of the first non-provisional patent application to which priority is claimed. In some instances, a patent term can be extended under certain circumstances, such as patent term extension or patent term adjustment; alternatively, a patent term may be shortened, for example in the United States, if a patent is terminally disclaimed over an earlier-filed patent. Protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

Cooley LLP    Reston Town Center    11951 Freedom Drive    14th Floor    Reston, VA    20190-5656

t: +1 703 456 8000    f: +1 703 456 8100    cooley.com